UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADAMS GOLF, INC.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
006228-20-9
(CUSIP Number)
Attn: Pamela J. High
Adams Golf, Inc.
2801 E. Plano Parkway, Plano, Texas 75074
(972) 673-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	006228-20-9

1	NAMES OF REPORTING PERSONS Oliver G. (Chip) Brewer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		773,165

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		773,165

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	773,165

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 7,203,247 shares issued and outstanding as of August 6, 2010.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Company” or the “Issuer”), filed with the Commission by the reporting person on February 14, 2008 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D to disclose an increase in the number of shares of Common Stock that may be deemed to be beneficially owned by the reporting person. Such increase was caused by the vesting of restricted stock awards previously disclosed by the Company. On May 1, 2010, the date of the event requiring the filing of this Amendment No. 1, the reporting person acquired the right, within the following 60 days, to vote or dispose of an additional 37,500 restricted shares of Common Stock scheduled to vest on June 30, 2010 pursuant to March 13, 2008 and November 9, 2009 restricted stock awards. Subsequent to such date, the reporting person exercised an option previously awarded to the reporting person and sold shares of Common Stock then-acquired to cover tax liability incurred upon such exercise. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, all share amounts and prices listed on this Amendment No. 1 reflect a 1-for-4 reverse stock split effected by the Company on February 15, 2008, and each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby supplemented by inserting the following paragraphs at the end of such Item:
On March 13, 2008, pursuant to the employment agreement dated December 31, 2007 and the restricted stock award agreement dated March 13, 2008 between the Company and the reporting person, the Company granted to the reporting person a restricted stock award of 150,000 shares of Common Stock. The shares are subject to forfeiture and restrictions on disposition and vest in six equal installments on the last trading day of June and the last trading day of December over the three years beginning on the last trading day of June 2008 and continuing through the last trading day of December 2010, in each case, if and only if the reporting person is employed by the Company on each such date. The shares are also subject to accelerated vesting in connection with a change of control of the Company or any termination of the reporting person’s employment by the Company without cause or by the reporting person for good reason, in each case, pursuant to the employment agreement and the restricted stock award agreement.
On November 9, 2009, pursuant to the November 3, 2009 amendment to the employment agreement between the reporting person and the Company dated December 31, 2007 and the restricted stock award agreement dated as of November 3, 2009 between the reporting person and the Company, the reporting person was granted 175,000 restricted shares of Common Stock by the Company. 12,500 of the shares vested or will vest on each of the last trading day of June 2010 and the second to last trading day of December 2010. 37,500 of the shares vest on each of the last trading day of June 2011 and June 2012 and the second to last trading day of December 2011 and December 2012.
Item 5. Interest in Securities of the Issuer.
Item 5, parts (a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) The aggregate number and percentage of the Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page(s) hereto and includes 385,821 shares which the reporting person has a right to acquire pursuant to stock options at an exercise price of $0.04 per share.
(b)	(i)	sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Except as set forth below, there have been no transactions in the Common Stock by the reporting person during the 60-day period prior to the date of this filing: on August 30, 2010, the reporting person exercised an option to purchase 141,875 shares of Common Stock at a price of $0.04 per share, or an aggregate of $5,675, pursuant to a Rule 10b5-1 sales plan adopted by the reporting person on August 26, 2010. To cover the reporting person’s federal income tax liability associated with such exercise, pursuant to such Rule 10b5-1 sales plan, the reporting person on August 30, 2010, sold 55,000 shares of the Common Stock received upon such exercise for net aggregate proceeds of approximately $216,150. Such sales were made in open market transactions on the NASDAQ Capital Market at a price of $3.93 per share.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is amended and restated in its entirety as follows:
On December 31, 2007, the reporting person entered into a new executive employment agreement with the Company (the “New Employment Agreement”). The New Employment Agreement replaced the executive employment agreement dated February 19, 2005 between the reporting person and the Company. The New Employment Agreement provided for grants, for each calendar year of the New Employment Agreement, to the reporting person of 50,000 restricted shares of Common Stock, comprised of 25,000 shares on the last trading day of June and 25,000 shares on the last trading day of December.
The foregoing description of the New Employment Agreement is qualified in its entirety by reference to the description of the New Employment Agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed January 3, 2008 by the Company with the Commission, which description is incorporated herein by reference. Such description does not reflect the 1-for-4 reverse stock split effected by the Company on February 15, 2008.
On March 13, 2008, as described in Item 3, above, the reporting person entered into a restricted stock award agreement with the Company pursuant to which the Company granted the reporting person the 150,000 restricted shares of Common Stock that the Company agreed to grant the reporting person pursuant to the New Employment Agreement. 25,000 of such shares vested or will vest on each of the last trading day of June and December of 2008, 2009 and 2010. The foregoing description of the restricted stock award agreement dated March 13, 2008 is qualified in its entirety by reference to the copy of the restricted stock award agreement filed as Exhibit 99.5 to this Amendment No. 1, which is incorporated herein by reference.
On November 3, 2009, the reporting person entered into an amendment to the New Employment Agreement (the “Amendment”). In addition to the grants provided for in the New Employment Agreement, the Amendment provides that the reporting person will receive restricted shares of Common Stock as follows: (i) 25,000 shares during 2010, of which 12,500 shares vested on June 30, 2010 and 12,500 shares will vest on the second to last trading day of December 2011, (ii) 75,000 shares during 2011, of which 37,500 shares will vest half on the last trading day of June 2011 and 37,500 shares will vest on the second to last trading day of December 2011, and (iii) 75,000 shares during 2012, of which 37,500 shares will vest on the last trading day of June 2012 and 37,500 shares will vest on the second to last trading day of December 2012.
The foregoing description of the Amendment is qualified in its entirety by reference to the description of the Amendment under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by the Company with the Commission, which description is incorporated herein by reference.
On November 9, 2009, as described in Item 3, above, the reporting person entered into a restricted stock award agreement with the Company dated as of November 3, 2009, pursuant to which the Company granted the reporting person the 175,000 restricted shares of Common Stock that the Company agreed to grant the reporting person under the Amendment. 12,500 of such shares vested on June 30, 2010, 12,500 of such shares will vest on the second to last trading day of December 2010, and 37,500 of such shares will vest on each of the last trading day of June 2011 and June 2012 and the second to last trading day of December 2011 and December 2012. The foregoing description of the restricted stock award agreement dated as of November 3, 2009 is qualified in its entirety by reference to the copy of the restricted stock award agreement filed as Exhibit 99.6 to this Amendment No. 1, which is incorporated herein by reference.

On May 27, 2010, the reporting person adopted a sales plan intended to satisfy the requirements of Rule 10b5-1 under the Act to sell a portion of the shares described herein in an amount to satisfy federal income tax withholding requirements (the “May Sales Plan”). As of September 15, 2010, after giving effect to sales made under the May Sales Plan, the May Sales Plan provides for the sale of up to 14,250 shares of Common Stock described herein by the reporting person. The May Sales Plan expires by its terms on December 31, 2010.
On August 26, 2010, the reporting person adopted a sales plan intended to satisfy the requirements of Rule 10b5-1 under the Act (the “August Sales Plan”). As of September 15, 2010, after giving effect to sales made under the August Sales Plan, the August Sales Plan provides that the reporting person may exercise options described herein to purchase up to 141,875 shares of Common Stock and sell up to 55,000 of the shares of Common Stock received upon the exercise of such options to cover the federal income tax liability of the reporting person incident thereto. The August Sales Plan expires by its terms on December 31, 2010.
Pursuant to the vesting provisions of the restricted stock award agreements dated as of March 13, 2008 and November 3, 2009, the reporting person is entitled to receive from the Company an additional 187,500 restricted shares of Common Stock after the date this Amendment No. 1 is filed. Because the reporting person will not have the power to vote these additional restricted shares and these shares will not have been issued to the reporting person within 60 days from the date this Amendment No. 1 is filed for purposes of Sections 13(d) and 13(g) of the Act, the reporting person disclaims beneficial ownership over these additional restricted shares for purposes thereunder.
In addition, the reporting person has the right to acquire 385,281 shares pursuant to stock options at an exercise price of $0.04 per share. The foregoing description of the stock options is qualified in its entirety by reference to the descriptions of the stock options in the proxy statement filed April 9, 2010 by the Company with the Commission, which descriptions are incorporated herein by reference.
Except as otherwise described herein, the reporting person has no legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit No.	Description of Exhibit
99.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed on January 3, 2008 by Adams Golf, Inc. with the Commission).
99.2	Description of Amendment to Employment Agreement (incorporated herein by reference from the description of amendment to the employment agreement under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by Adams Golf, Inc. with the Commission).
99.3	Description of Stock Options (incorporated herein by reference from the description of the stock options in the proxy statement filed on April 9, 2010 by Adams Golf, Inc. with the Commission).
99.4	Form of Option Agreement under the 2002 Stock Option Plan of Adams Golf, Inc. (previously filed as Exhibit 4.2 to the Form S-8 filed February 9, 2004 by Adams Golf, Inc., File No. 333-112622, and incorporated herein by reference).
99.5	Restricted Stock Award Agreement, dated as of March 13, 2008, between the reporting person and Adams Golf, Inc. (filed herewith).
99.6	Restricted Stock Award Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (filed herewith).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2010	OLIVER G. (CHIP) BREWER III
	By:	/s/ Oliver G. (Chip) Brewer III
	Name:	Oliver G. (Chip) Brewer III

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Description of Employment Agreement (incorporated herein by reference from the description of the employment agreement under Item 1.01 of the Form 8-K dated December 31, 2007 and filed on January 3, 2008 by Adams Golf, Inc. with the Commission).
99.2	Description of Amendment to Employment Agreement (incorporated herein by reference from the description of amendment to the employment agreement under Item 1.01 of the Form 8-K dated November 3, 2009 and filed November 6, 2009 by Adams Golf, Inc. with the Commission).
99.3	Description of Stock Options (incorporated herein by reference from the description of the stock options in the proxy statement filed on April 9, 2010 by Adams Golf, Inc. with the Commission).
99.4	Form of Option Agreement under the 2002 Stock Option Plan of Adams Golf, Inc. (previously filed as Exhibit 4.2 to the Form S-8 filed February 9, 2004 by Adams Golf, Inc., File No. 333-112622, and incorporated herein by reference).
99.5	Restricted Stock Award Agreement, dated as of March 13, 2008, between the reporting person and Adams Golf, Inc. (filed herewith).
99.6	Restricted Stock Award Agreement, dated as of November 3, 2009, between the reporting person and Adams Golf, Inc. (filed herewith).